UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 2 TO
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO
SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F, filed on April 30, 2010 and amended July 23, 2010, that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), and in connection with such notice submitted the following information:

Name:	White Oak Capital Corporation

Address of Principal Business Office:	88 Kearny Street, 4th Floor
San Francisco, CA 94108

Telephone Number:	(888) 621-6805

Name and Address of Agent For Service of Process:	Philip N. Duff
Chief Executive Officer
White Oak Capital Corporation
88 Kearny Street, 4th Floor
San Francisco, CA 94108

This Amendment No. 2 to the Company’s Form N-6F filed on April 30, 2010 is necessary because of delays in the completion of the Company’s registration statement on Form N-2 (File No. 333-166440), which delays were unforeseen at the time of the original filing.

The undersigned Company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The Company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned Company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of San Francisco and the State of California on the 6th day of October, 2010.

WHITE OAK CAPITAL CORPORATION

By:	/s/ Philip N. Duff
Name: Philip N. Duff
Title: Chief Executive Officer

Attest:	/s/ Andre A. Hakkak
Name: Andre A. Hakkak Title: President